Exhibit 99.3

City of Buenos Aires, May 2, 2019

Bolsas y Mercados Argentinos S.A. (“BYMA”)

Notice: CPSA-GG-N-0232/19-AL
Subject: List – Annual Meeting held on April 30, 2019

Ladies and gentlemen,

I am pleased to address you in my capacity as Head of Market Relations of Central Puerto S.A. so as to attach the list of members of the Board of Directors, the Supervisory Committee and the External Auditor appointed at the Annual Ordinary Shareholders’ Meeting held on April 30, 2019.

Yours,

Leonardo Marinaro
      Head of Market Relations
           Central Puerto S.A.

CENTRAL PUERTO S.A.
MEMBERS OF THE BOARD OF DIRECTORS AND OF THE SUPERVISORY COMMITTEE AND EXTERNAL AUDITORS APPOINTED AT THE MEETING HELD ON APRIL 30, 2019

DIRECTORS:
OSVALDO ARTURO RECA
MIGUEL DODERO
JOSÉ LUIS MOREA
JUAN JOSE SALAS
DIEGO GUSTAVO PETRACCHI
TOMAS PERES
TOMAS JOSE WHITE
JORGE ANIBAL RAUBER
CRISTIAN LOPEZ SAUBIDET
JORGE EDUARDO VILLEGAS
LILIANA AMELIA MURISI

ALTERNATE DIRECTORS:
MARCELO ATILIO SUVA
JUSTO PEDRO SAENZ
ADRIAN GUSTAVO SALVATORE
JAVIER ALEJANDRO TORRE
RUBEN OMAR LOPEZ
JOSÉ MANUEL PAZOS
ENRIQUE GONZALO BALLESTER
OSCAR LUIS GOSIO
JUAN PABLO GAUNA OTERO
DIEGO FEDERICO CERDEIRO
PABLO JAVIER VEGA

STATUTORY AUDITORS:
CARLOS CESAR ADOLFO HALLADJIAN
EDUARDO ANTONIO EROSA
JUAN ANTONIO NICHOLSON

ALTERNATE STATUTORY
AUDITORS:
CARLOS ADOLFO ZLOTNITZKY
HORACIO RICARDO EROSA
LUCAS NICHOLSON

EXTERNAL AUDITOR

GERMÁN CANTALUPI (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 248, Page 60): Certifying Accountant
EZEQUIEL CALCIATI (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 163, Page 233): Alternate Certifying Accountant
Estudio Pistrelli, Henry Martin & Asociados S.R.L.

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